October 31, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Kathryn Jacobson, Senior Staff Accountant

Lisa Etheredge, Senior Staff Accountant

Re:	Playtika Holding Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021, Filed March 2, 2022

File No. 001-39896

To the addressees set forth above:

This letter sets forth the response of Playtika Holding Corp. (the “Company,” “we,” “our” and “us”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 26, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”) filed with the Commission on March 2, 2022.

For your convenience, we have reproduced the comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comment the Company’s response.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Adjusted EBITDA to net income, page 69

1.

We note your response to prior comment 7. We continue to believe that calculations of Adjusted EBITDA that eliminate recurring cash-based compensation incurred during the ordinary course of business, would be inconsistent with the guidance in Rule 100(b) of Regulation G and Q&A 100.01 of the C&DI on Non-GAAP Financial Measures. Any changes in Adjusted EBITDA arising from stock settlement and the run-out of the Retention Plans could be explained in a footnote to your reconciliation and in the MD&A. Please revise.

Response:

The Company acknowledges the comment and agrees that, in future filings with the Commission, the Company will revise the presentation to reflect the specified adjustments in a footnote to the reconciliation. For the benefit of the Staff, the Company has provided an example of its expected disclosure as Exhibit A to this response, using amounts previously disclosed within the Company’s Form 10-Q for the quarter ended June 30, 2022 as the basis for this example.

Securities and Exchange Commission

October 31, 2022

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies Description of business and organization, page 87

2.

We note your response to prior comment 1. Please tell us your consideration of each of the game studios as an operating segment and the respective general manager as a segment manager based on the guidance in ASC 280-10-50-1 through 50-9. Your response indicates that you do not allocate resources based upon individual studio profitability measures. However, we note statements made by your Chief Executive Officer and others in the May 10, 2022 earnings call which suggest that resource allocation decisions are based, in part, on ROI metrics at a level below the consolidated basis. Please clarify if the CODM allocates resources based on alternative measures such as the individual studios’ respective contribution margins or ROI.

Response:

The Company respectfully advises the Commission that the Company has concluded that its individual game studios do not meet the definition of an operating segment within the guidance in ASC 280-10-50-1 as there is limited discrete financial information available, and operating results at the studio level are not reviewed by the CODM or the respective game studio general managers in order to make decisions about resources to be allocated to the studio. Instead, as described in our prior response dated October 6, 2022, our leadership, including the Company’s CODM, regularly review revenue and revenue-related key performance indicators to understand the performance of each of the Company’s games.

Specifically, contribution margin (defined as revenues less platform fees) from the sale of virtual items varies by the game platform in which the sales are made, and not by game. Third-party platforms such as Apple, Google and Facebook all charge a platform fee of 30% for in-app purchases, regardless of the game in which those purchases are made. Similarly, payment processors for in-app purchases completed through the Company’s own direct-to-consumer platforms generally charge a 3-4% processing fee.

Given these circumstances, our CODM and other members of senior management, when referring to allocating resources based upon ROI, measure ROI through the evaluation of revenues and revenue-based key performance indicators, such as daily active users, the rate at which we are able to convert those daily active users into daily paying users, and the average revenue per daily active user, rather than other operational or profitability-based measures. Accordingly, the CODM does not allocate resources based on measures such as an individual studio’s or game’s respective contribution margin or other metrics derived from non-revenue-related operating results.

*    *    *    *

Securities and Exchange Commission

October 31, 2022

If you have any questions or further comments about this response, please contact me by email at CraigA@Playtika.com or by phone at 702-606-6378.

Sincerely,

Playtika Holding Corp.

By:	/s/ Craig Abrahams
Name:	Craig Abrahams
Title:	President and Chief Financial Officer

Cc:

Michael Cohen, Playtika Holding Corp.

Michael Treska, Latham & Watkins LLP

Darren Guttenberg, Latham & Watkins LLP

Securities and Exchange Commission

October 31, 2022

Exhibit A

Example of Proposed Disclosure

Reconciliation of Credit Adjusted EBITDA to Net Income

Credit Adjusted EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net income as an indicator of operating performance, nor as an alternative to cash flow provided by operating activities as a measure of liquidity, or any other performance measure in each case as determined in accordance with GAAP.

Below is a reconciliation of Credit Adjusted EBITDA to net income, the closest GAAP financial measure. Our Credit Agreement defines Adjusted EBITDA (which we call “Credit Adjusted EBITDA”) as net income before (i) interest expense, (ii) interest income, (iii) provision for income taxes, (iv) depreciation and amortization expense, (v) stock-based compensation, (vi) contingent consideration, (vii) acquisition and related expenses, and (viii) certain other items. We calculate Credit Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues.

Credit Adjusted EBITDA and Credit Adjusted EBITDA Margin as calculated herein may not be comparable to similarly titled measures reported by other companies within the industry and are not determined in accordance with GAAP. Our presentation of Credit Adjusted EBITDA and Credit Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual or unexpected items.

	Three months ended June 30,		Six months ended June 30,
(in millions)	2022	2021	2022	2021
Net income	$36.4	$90.0	$119.6	$125.7
Provision for income taxes	32.5	51.4	42.2	70.3
Interest expense and other, net	22.4	24.0	49.9	99.7
Depreciation and amortization	42.6	33.3	82.1	66.5

EBITDA	133.9	198.7	293.8	362.2
Stock-based compensation(1)	35.4	25.5	75.2	49.8
Contingent consideration	20.3	—	(2.7)	—
Acquisition and related expenses(2)	4.6	6.3	13.6	42.0
Other one-time items(3)	7.3	—	19.1	1.6

Credit Adjusted EBITDA(4)	$201.5	$230.5	$399.0	$455.6

Net income margin	5.5%	13.7%	8.9%	9.7%

Credit Adjusted EBITDA margin	30.5%	35.0%	29.9%	35.1%

(1)	Reflects, for the three and six months ended June 30, 2022 and 2021, stock-based compensation expense related to the issuance of equity awards to certain of our employees.
(2)

Amounts for the three and six months ended June 30, 2022 and the three months ended June 30, 2021, primarily relates to expenses incurred by the Company in connection with the evaluation of strategic alternatives for the Company. Amount for the six months ended June 30, 2021 primarily relates to bonus expenses paid as a result of the successful initial public offering of the Company’s stock in January 2021.

(3)

Amounts for the three and six months ended June 30, 2022, consists of $1.5 million and $10.3 million, respectively, incurred by the Company for severance and $1.0 million and $4.0 million, respectively, incurred by the Company for relocation and support provided to employees due to the war in Ukraine. Amounts for the three and six months ended June 30, 2022 also include $3.4 million incurred in the second quarter of 2022 related to the recently announced restructuring activities.

(4)

Executive management is compensated, in part, based upon achieving certain Adjusted EBITDA targets as more completely described in our proxy statement. Adjusted EBITDA for these purposes represents Credit Adjusted EBITDA shown above, further adjusted to reflect certain elements of cash-based compensation and other items as shown below.

Securities and Exchange Commission

October 31, 2022

	Three months ended June 30,		Six months ended June 30,
(in millions)	2022	2021	2022	2021
Credit Adjusted EBITDA	$201.5	$230.5	$399.0	$455.6
Long-term cash compensation(a)	28.0	30.2	52.9	60.0
M&A related retention payments(b)	9.4	3.7	7.5	6.8

Adjusted EBITDA	$238.9	$264.4	$459.4	$522.4

Adjusted EBITDA margin	36.2%	40.1%	34.4%	40.2%

Adjusted EBITDA and Adjusted EBITDA Margin are key operating measures used by our management to assess our financial performance and to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against other peer companies using similar measures. We evaluate Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with our results according to GAAP because we believe they provide investors and analysts a more complete understanding of factors and trends affecting our business than GAAP measures alone.

(a)

Includes expenses recognized for grants of annual cash awards to employees pursuant to our Retention Plans, which awards are incremental to salary and bonus payments, and which plans expire in 2024. For more information, see Note 12, Appreciation and Retention Plan, of our consolidated financial statements included in this document.

(b)

Includes retention awards to key individuals associated with acquired companies as an incentive to retain those individuals on a long-term basis. The amounts for the three and six months ended June 30, 2022, primarily relates to the reduction of contingent consideration payable to employees of the Company that were also selling Shareholders of Reworks. This portion of the contingent consideration is being accounted for as an M&A retention payment to these employees, with changes in the amounts recognized as compensation expense.